SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 4, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 4, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT ON OBTAINING PERMISSION

TO OPERATE 4G (TD-LTE) AND AUTHORIZATION

TO OPERATE FIXED-LINE TELECOMMUNICATIONS BUSINESS

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that the Company was informed by its parent company, China Mobile Communications Corporation (“CMCC”), that on 4 December 2013, the Ministry of Industry and Information Technology granted to CMCC the permission to operate LTE/fourth generation digital mobile telecommunications (TD-LTE) business, as well as the approval for CMCC to authorize the Company to operate the fixed-line telecommunications business.

The Company will devote its efforts to assist its parent company in the construction and operations of the 4G (TD-LTE) network, actively promote its full service operations in order to provide its customers with comprehensive, high quality and highly efficient information and communications services.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 4 December 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1